January 11, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

100 F St NE

Washington, DC 20549

Re:   Atelier Meats Corp.

Amendment No. 3 to Offering Statement on Form 1-A

Filed December 22, 2023

File No. 024-12184

In response to your letter dated January 2, 2024 we are providing the following responses on behalf of Atelier Meats Corp. (“Atelier” or the “Company”).  In connection herewith, we are filing an amendment to the Offering Circular on Form 1A (“Amended Offering Circular”).

Amendment to Form 1-A filed December 22, 2023

General

1. Your response to comment 2 indicates that all sales will be conducted by Dalmore, and revised disclosure states that all shares will be sold by Dalmore, for example on the cover page and page 69. However, disclosure on page 7 states, "Resale shares may be sold to or through underwriters or dealers, directly to purchasers or through agents designated from time to time by the selling shareholders;" please revise to reconcile the apparent inconsistency. In addition, please revise your disclosure to explain how investors will know if they are purchasing shares from the company or from selling shareholders.

This inconsistency has been removed in the Amended Offering Circular.

Cover Page

2. We note your revisions in response to prior comment 1 and reissue it in part. Please include narrative disclosure preceding the tables to clearly describe the primary and resale components of the offering. Please also revise the first table to reflect that the primary offering is for $25 million, rather than $25 billion.

The narrative has been added and the table has been corrected.

Compensation of Directors and Executive Officers, page 53

3. Your revised disclosure indicates that "nil" compensation was paid for the fiscal year ended May 31, 2023, yet note 8 of your financial statements on page 111 indicates that amounts were paid in consultation fees and wages and salaries. Please revise to reconcile this apparent inconsistency or advise.

The Compensation Table in the Amended Offering Circular has been updated to reconcile the inconsistency.

Exhibits

4. Your revised disclosure in response to prior comment 3 indicates that Dalmore is acting as placement agent, yet the agreement filed as Exhibit 1.1 does not appear consistent with your disclosure. For example, and without limitation, we note Section 3 refers to a $15,000,000 offering, Section 4 indicates Dalmore is not being engaged to act as an underwriter or placement agent, and no provisions appear to relate to the resale offering. Please refile a placement agent agreement that reflects arrangements consistent with your disclosure. Additionally ensure that your exhibit is refiled in the proper textsearchable format. Please refer to Section 5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 68, December 2023) and Item 301 of Regulation S-T.

References to Dalmore as the placement agent have been removed and an amended Agreement with Dalmore showing the increased size of the offering has been requested and will be filed as soon as it is received in the applicable format.

Thank you for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

KUNZLER BEAN & ADAMSON, PC

J. Martin Tate, Esq.